EXHIBIT 35.6

U.S. BANK NATIONAL ASSOCIATION,

AS CUSTODIAN

1123 CERTIFICATION

Re: CFCRE Commercial Mortgage Pass-Through Certificates Series 2011-C2

Pursuant to the pooling and servicing agreement, the undersigned officer, to the best of his knowledge hereby certifies to the following obligations as set forth in Item 1123 of Regulation AB applicable to it:

(A)	A review of such party’s activities during the preceding calendar year or portion thereof and of such party’s performance under this Agreement, or such other applicable agreement in the case of a Servicing Function Participant, has been made under such officer’s supervision and,

(B)	To the best of such officer’s knowledge, based on such review, such party has fulfilled all its obligations under this Agreement, in all material respects throughout such year or portion thereof.

U.S. Bank National Association,

as Custodian

Name: Michael Farrell

Title: Senior Vice President

Date: March 6, 2013